October 24, 2012

Erin Jaskot

Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunCoke Energy Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed October 9, 2012
File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 3, each of which has been marked to show changes made since the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Commission, dated October 19, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s responses are to Amendment No. 3. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

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Securities and Exchange Commission, October 24, 2012, Page 2

Cash Distribution Policy and Restrictions on Distributions, page 50

1.	Please revise your disclosure on page 54 to indicate what quarterly distributions would have been for the most recent four fiscal quarters, including quantifying any shortfalls. Please also provide tabular disclosure for the projected information on page 58 presenting the next four fiscal quarters individually to demonstrate the projected minimum quarterly distributions for each period, including quantifying any shortfalls.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to reflect the requested quarterly information. Please see pages 54 and 57. In addition, as the Registrant notes in response to Comment 7, the Registrant expects to file financial information for the quarter ended September 30, 2012 at the start of November. At that time, the Registrant also expects to populate the quarterly amounts as requested by the Staff in the newly reformatted tabular presentation through September 30, 2012. The Registrant understands that the Staff may have additional comments after that filing.

2.	Please revise the adjustment line item “net transfers from parent” to “non-recurring net transfers from parent” to clarify that these amounts will not recur after the effectiveness of your IPO. Please refer to Article 11-02(c)(4) of Regulation S-X.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to clarify that net transfers from parent are non-recurring. Please see page 54.

3.

We understand that the purpose of your disclosures on pages 54 and 58 is to show investors the amount of cash that would have been available for distribution to your unitholders assuming that the transactions contemplated in the prospectus had been consummated at the beginning of each period. Instead of providing a pro forma Statement of Cash Flows and essentially adjusting for the applicable expense and non-controlling interest impacts, you have determined that the most useful presentation is a reconciliation to pro forma net income that also includes off-setting adjustments and four additional non-GAAP financial measures. There is a concern that your equally prominent presentation of alternative non-GAAP cash flow measures on this page unnecessarily impairs an investor’s ability to focus on the “Cash Available for Distribution” measure that purportedly is the focus of the disclosure. If you no longer believe that “Cash Available for Distribution” is the most relevant measure for your investors to assess the amount of cash that would have been available for

Securities and Exchange Commission, October 24, 2012, Page 3

distribution, then please delete that measure and revise your presentation and the corresponding disclosures to focus on the non-GAAP measure you now believe to be most relevant. The revised disclosure should include a specific explanation of its utility and a reconciliation to GAAP operating cash flows. Alternatively, please revise pages 54 and 58 to remove the subtotals “Estimated cash generated before expansion capital expenditures, changes in working capital and other items”, “Estimated cash available for distribution to controlling and noncontrolling interests”, and “Cash available to SunCoke Energy Partners, L.P.”

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to remove the subtotals “Estimated cash generated before expansion capital expenditures, changes in working capital and other items”, “Estimated cash available for distribution to controlling and noncontrolling interests”, and “Cash available to SunCoke Energy Partners, L.P.” Please see pages 54 and 57.

4.	We note that the “Adjusted EBITDA” measure on page 54 differs from the corresponding measures you highlight on pages 18 and 81. It is not clear how your page 54 “Adjusted EBITDA” measure has any utility to an investors understanding of your cash availability given that it is purportedly a performance measure (page 16) and given that it ignores the 35% allocation to non-controlling interests. Even if you determine this measure to be relevant, your decision to embed this performance measure within the calculation of a cash flow measure appears unnecessary and confusing and results in the need to complicate the presentation with offsetting adjustments. Please delete this non-GAAP measure from your “Cash Available for Distribution” presentation.

Response:

The Registrant acknowledges the Staff’s Comment and as suggested, the Registrant has deleted reference to Adjusted EBITDA from the Cash Available for Distribution presentation. Please see pages 53-61.

5.	Please include a footnote to your adjustment “Distribution to noncontrolling interest” to clarify why this cash payment is calculated without consideration of cash interest, incremental selling, general and administrative expense, and accrual for replacement capital expenditures. If on a pro forma basis you had no cash available for distribution, then it is not clear why you report that the non-controlling interests would have received $4.6m and $6.0m distributions, respectively.

Securities and Exchange Commission, October 24, 2012, Page 4

Response:

The Registrant acknowledges the Staff’s Comment and has added a footnote to clarify the circumstances under which the noncontrolling interests may receive distributions while the Registrant may not have cash available for distribution. Please see pages 55 and 58.

6.	As previously requested in comment three in our letter dated September 28, 2012, please provide a footnote to your presentations on pages 54 and 58 to reconcile between “Cash available for distribution” and GAAP operating cash flows pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

As stated in the Registration Statement under “Cash Distribution, Policy and Restrictions on Distributions,” it is expected that the amount of the Registrant’s distributions will be based on the level of success of the Registrant’s operations. Since the Registrant believes that the Registrant’s GAAP net income is the best measure of the Registrant’s level of success, the Registrant respectfully submits that reconciling “Cash Available for Distribution” to net income meets the requirement of Item 10(e)(i)(A) of Regulation S-K and of the Commission’s Release No. 33-8176 (the “Release”). The Registrant does not believe that an additional reconciliation will add meaningfully to the disclosure. In other words, the Registrant views “Cash Available for Distribution” as a measure of operating performance, and considering the way it intends to use “Cash Available for Distribution,” the Registrant believes net income is the most comparable GAAP measure. Footnote 26 to the Release specifically states that non-GAAP financial measures that depict performance should be reconciled with net income. Therefore, the Registrant respectfully submits that it would not be appropriate to reconcile “Cash Available for Distribution” to operating cash flow. Further, as the Registrant has previously noted, the Registrant believes that the disclosure is entirely consistent with the disclosure in registration statements of other master limited partnerships in connection with their initial public offerings.

7.	Please note that once you have provided completed forecasts of net income, adjusted EBITDA and cash available for distribution, we will need sufficient time to review the information and may have additional comments.

Response:

The Registrant acknowledges the Staff’s Comment and plans to update all financial information promptly after the September 30, 2012 results are available, likely in the first week of November. In a supplemental filing, the Registrant will update other information and complete the forecast.

8.	Please expand your presentation on pages 54 and 58 to disclose GAAP operating, investing and financing cash flows for each period presented.

Response:

Please see the Registrant’s response to Comment 6.

Securities and Exchange Commission, October 24, 2012, Page 5

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Very truly yours,

/s/ Michael Swidler
Michael Swidler

cc:	Tracey Smith (Commission)
Al Pavot (Commission)
Craig E. Slivka (Commission)
Pamela A. Long (Commission)
Denise R. Cade (Registrant)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)